UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Tsukishima Holdings Kabushiki Kaisha

(Name of Subject Company)

Tsukishima Holdings Co., Ltd.

(Translation of Subject Company’s Name into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

Mitsubishi Kakoki Kaisha, Ltd.

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Tsukishima Holdings Co., Ltd.

Attn: Kogure Hiroyuki

Senior General Manager, Legal I.P. Department

3-5-1, Harumi, Chuo-ku,

Tokyo 104-0053 Japan

+81-3-5560-6751

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Exhibit Number

99.1	Notice Concerning the Conclusion of Business Integration Agreement and Share Exchange Agreement in Respect of the Business Integration of Mitsubishi Kakoki Kaisha, Ltd. and TSUKISHIMA HOLDINGS CO., LTD., the Transition to a Holding Company Structure through an Absorption-Type Company Split of Mitsubishi Kakoki Kaisha, Ltd., the Change of Trade Name, Other Partial Amendments to the Articles of Incorporation, and the Change in Representative Director;

99.2	Notice Concerning the Setting of the Record Date for the Extraordinary Shareholders’ Meeting and the Determination of Proposals to Be Submitted to the Meeting;

99.3	Notice Concerning the Grant of Voting Rights to Shareholders Acquiring Shares After the Record Date;

99.4	Notice Regarding the Establishment of a Record Date for and the Convening of an Extraordinary General Meeting of Shareholders, Amendments to the Articles of Incorporation, and Revision of the Restricted Stock Compensation Plan;

99.5	Notice Concerning Determination of Matters Related to Repurchase of Treasury Shares.

Item 2. Informational Legends

The required legend is prominently included in the document(s) referred to in Item 1.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

N/A

PART III - CONSENT TO SERVICE OF PROCESS

Mitsubishi Kakoki Kaisha, Ltd. submitted to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X dated October 1, 2026.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Mitsubishi Kakoki Kaisha, Ltd.

/s/ Takaharu Negi
Name: Takaharu Negi
Title: Division Director Planning & Administrative Division

Date: October 1, 2026